Exhibit 10.34

February 23, 2009

Mr. Steven C. Marshall

Latimer Lodge, Burtons Lane,

Chalfont St. Giles,

Buckinghamshire, England BP8 4BS

Dear Steven:

I am pleased to confirm our offer to you for a new assignment with American Tower Corporation (“American Tower” or the “Company”), for the position of President—US Tower Division, this is also an Executive Vice President position reporting to our Chief Executive Officer. In this position, you will be considered as seconded from the Company’s U.K. subsidiary to the US Tower Division for the duration of this assignment. This Executive Vice President level assignment is currently targeted to last from March 9, 2009 through February 28, 2011, subject to the other provisions of this letter. Your base in the United States will be considered to be Boston, Massachusetts (USA). You will be assigned to work in the Company’s office in Woburn, Massachusetts, the main center of U.S. Tower Division’s operations, but you will also have office space in the Company’s corporate headquarters at 116 Huntington Avenue.

Cash Compensation

Upon start of the assignment, your Basic Salary will be set at the annual rate of $420,000 and upon commencement will be deemed applicable from January 1, 2009. This is a full-time position. Paydays are scheduled on a bi-weekly basis in accordance with our standard payroll practices in the United States. However, the total incremental compensation related to the period from January 1, 2009 to March 9, 2009 over what your pay rate would be at the United States annual Basic Salary of $350,000 applicable as to your current assignment through year end 2008, will be paid in equal installments at each remaining payroll interval through December 31, 2009. In addition, for the year ended December 31, 2009, you will be eligible to receive in 2010, a discretionary bonus up to 60% of your Basic Salary, which will be based upon performance against agreed upon goals and objectives and subject to the approval of the Compensation Committee of the Company’s Board of Directors. Thereafter, Basic Salary increments and bonus targets will be as recommended by our Chief Executive Officer and subject to review and approval by the Compensation Committee.

Your compensation and all reimbursements and allowances contemplated under this letter shall be paid in United States Dollars, unless and only to the extent otherwise mutually agreed in writing. Payments hereunder shall not be subject to adjustment for fluctuations in foreign currency exchange rates or otherwise.

Steven Marshall

February 23, 2009

Long-Term Equity Incentive

In consideration of your acceptance of this assignment and in recognition of your contributions through 2008, you will be recommended to receive a combined one-time grant of an equity-based incentive award grant comprised of a non-qualified stock option grant and a grant of restricted stock units. The aggregate value of such combined award shall be $1,200,000, determined using the Black-Scholes valuation methodology and based on the closing price on the date of grant of the Company’s common stock underlying such awards. The combined award will vest over four (4) years of continuous employment, or 25% per year, commencing one year from the date of the grant. The grant of this award will be subject to approval by the Compensation Committee of the Company’s Board of Directors. The effective date of the grant will be the first business day of the month following the Compensation Committee meeting in which the award was approved or, if approved at the Compensation Committee meeting on February 24, 2009, the grant will be effective on March 10, 2009. The grant will be subject to the terms and conditions of the award agreements and other plan documents relating to the American Tower 2007 Equity Incentive Plan.

Allowances

For so long as you remain on assignment under the terms of this letter, you shall be eligible for the allowances set forth below:

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Housing: In recognition that your residence in Little Chalfont, Buckinghamshire (England), the Company will provide from the end of the Temporary Living Period as defined below through the term of the assignment, a monthly housing allowance for living accommodations, including utilities and basic phone services, of up to $3800 per month.

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Movement of Personal Effects: The Company will reimburse you up to a maximum of $15,000 for the reasonable costs of movement of such items that are reasonably deemed necessary to your move to the Boston area and the storage of these items that are not moved, subject to the presentation of appropriate receipts and invoices and for reasonable service fees, investment account establishment fees incurred within the year prior hereto that because of accounts that reasonably need to be closed out because of a change in residence, or costs assessed by banks or financial service providers for making account or asset transfers which transfers are reasonable, necessary and result from your change in residence to the United States (“Bank Service Fees”). Upon completion of your assignment, the Company will also reimburse you up to a maximum of $15,000 for the reasonable costs of movement of such items and Bank Service Fees that are reasonably deemed necessary for your move back to the United Kingdom or if not the United Kingdom, the equivalent if the move had been back to the United Kingdom.

Steven Marshall

February 23, 2009

•	Car: The Company will provide you with a monthly car allowance of $1000, plus the cost of providing car insurance for one vehicle.

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Settling In: The Company will provide you with a one-time “settling in” allowance of $30,000, which approximates one month of salary. This allowance is intended to cover any incidental start up costs you may incur for your assignment.

•	Goods and Services: The Company will provide you with a monthly goods and services allowance of $1,200 per month commencing the first month after the Temporary Living Period as defined below.

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Hotel: The Company will reimburse to you the costs of hotel, local transport and meals for up to six weeks (the “Temporary Living Period”) while you find appropriate local accommodation and transportation.

Visa Immigration

The Company will assist you and your spouse in securing any necessary visa and immigration paperwork and will cover any charges reasonably incurred in this process. The Company will cover the reasonable cost of airfare and reasonable expenses and transit costs en route for you should such travel are required as part of the visa and immigration paperwork process.

Other Travel / Home Leave

You and your spouse will be eligible for reimbursement of reasonable round trip airfare transportation back to the United Kingdom and reasonable expenses and transit costs en route for you two times during each twelve month period. Home leave counts towards holiday time and this can be taken at your discretion at any time during the assignment subject to the normal approval process. Travel to locations other than the United Kingdom will not be reimbursed under this home leave policy.

Company Benefits: Other and Pension

You will also be included as a participant in the Company’s employee benefit programs to the full extent that you are eligible. This would include, family medical insurance, life insurance and the Company’s Employee Share Purchase Program, but would not because of eligibility limitations under applicable regulatory parameters allow participation in the Company’s 40lk plan. However, to facilitate your continued participation in your present pension plan arrangement in the U.K., the Company will

Steven Marshall

February 23, 2009

make an additional contribution with respect thereto up to 10% of your Basic Salary, but will make such contribution in U.S. dollars. Participation in all benefit programs must be in accordance with the terms of each plan and/or program. More information on the Company’s benefits package will be provided during a benefits orientation process.

Company Benefits: Holidays

The Company’s holiday year runs from 1st January to 31st December. You are (in addition to the Usual Company holidays) entitled to 25 days paid holiday in any holiday year. Holiday pay shall be calculated according to your Basic Salary. Your Company holidays will coincide with the Company’s Boston office holiday schedule.

Emergency Leave

Should you need to return to your home location for a personal or medical emergency, such as a death in the family or serious medical illness, you will be reimbursed for economy airfare to the United Kingdom only. Emergency leaves should be communicated and approved through Human Resources as soon as possible.

Taxes and Tax Preparation

To facilitate in the preparation of your 2009 tax returns, the Company will pay customary and reasonable costs of the Company’s designated outside tax consultants for pre-assignment tax counseling, as well as for the preparation of your tax returns for each year you are on assignment and the tax year of exit. It is important that you contact our designated tax consultants to discuss any relevant tax implications of this assignment before you leave the United Kingdom. Human Resources will provide you with the name and contact information for the designated tax consultants. The timely gathering and submission of information for filing of tax returns and the payment of income taxes remains your responsibility. We will also provide you with reimbursement of costs incurred up to $5,000 should you decide it would be beneficial to seek supplemental tax advice and counseling on compliance and planning considerations under U.S. federal and state tax laws.

Termination: General

You will be eligible to receive severance benefits afforded to Company Executive Vice Presidents under the American Tower Corporation Severance Program. These benefits currently include, among other things, 78 weeks of severance pay and a pro-rated target bonus payment, should you experience a qualifying termination, as set forth therein. All severance benefits are subject to the terms and conditions of the Severance Program and the policies there-under, which will be provided to you shortly after your assignment commences.

Steven Marshall

February 23, 2009

In the event that within 6 months of the date of this letter you terminate your assignment for any other reason other than “Good Reason” (as such term is defined in the American Tower Corporation Severance Program), or the Company terminates your assignment for “Cause” (as such term is defined in the American Tower Corporation Severance Program), then you will be responsible for promptly reimbursing the Company for all allowances and reimbursements provided to you during the assignment period. In the event that the assignment is terminated on mutually agreeable terms, any reimbursements due the Company will be forgiven. In the event that your assignment is terminated by the Company without Cause, or in the event that the Company determines to relocate you back to the United Kingdom, then the Company will reimburse all reasonable expenses associated with your relocation back to the United Kingdom.

This letter agreement supersedes the previous agreement entered into with the Company, and its terms and conditions, including, its allowances and benefits, will remain in effect until February 28, 2011, but may be extended by the mutual written agreement of the parties.

Steven, we are very excited to have you taking on this critical role and look forward to your acceptance of this offer. We are confident that you will find this assignment to be both challenging and professionally rewarding. We also hope that your performance will exceed expectations and contribute to increasing the shareholder value in our Company.

This offer of assignment will remain open for your consideration and acceptance until the close of business on February 24, 2009.

Sincerely,

/s/ Jim Taiclet

Jim Taiclet

By my signature below, I acknowledge receipt and acceptance of this employment offer of American

Tower Corporation and my agreement with the terms and conditions set forth in the letter and also

Acknowledge the adequacy of the consideration provided to me in connection therewith.

/s/ Steven Marshall	23/2/09
Steven Marshall	Date